UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Press Release dated December 30, 2013 entitled “Arcos Dorados provides an update on previously-disclosed matters”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: December 30, 2013

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS PROVIDES AN UPDATE ON PREVIOUSLY-
DISCLOSED MATTERS

- Completed redemption of outstanding 7.50% senior notes due 2019 -
- Confirmed favorable preliminary ruling on employee benefits in Brazil -

Buenos Aires, Argentina, December 30, 2013 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today provided an update on previously disclosed matters.

“We are pleased to provide an update on two matters discussed in our third quarter 2013 earnings, which strengthen the Company’s long-term financial position and are aligned with our growth strategy for 2014. The redemption of the outstanding 2019 bonds will result in a one-time, non-operating charge in the 2013 fourth quarter. At the same time, the favorable Brazilian ruling on employee meals will benefit 2013 fourth quarter results and reduce future payroll costs”, said Arcos Dorados chief financial officer, German Lemonnier.

•	Completion of the redemption of outstanding 7.50% senior notes due 2019

The Company announced that its indirectly wholly-owned subsidiary, Arcos Dorados B.V., exercised its option to redeem all (US$99,767,000) of the outstanding principal amount of its 7.50% Senior Notes due 2019 (the “Notes”) at a redemption price equal to 109.129% of the principal amount of the Notes, plus accrued and unpaid interest to the redemption date (December 17, 2013). The aggregate amount paid to redeem the Notes was US$108.9 million, plus accrued and unpaid interest to the redemption date, which will result in a one-time, non-operating charge of US$10.8 million in net interest expense in the fourth quarter of 2013. The transaction completes the redemption of 2019 bonds, which were partially repurchased as part of a tender and exchange offer concluded in October 2013.

•	Confirmation of favorable preliminary ruling on employee benefits in Brazil

Arcos Dorados received confirmation of a preliminary ruling issued in October by Brazilian authorities in favor of the Company regarding its employee meals program, also known as Programa de Alimentação do Trabalhador. The ruling will result in a benefit of US$11.1 million to be recognized in the 2013 fourth quarter, which includes the reversal of a provision that was in place from August 2012 through September 2013 and lower payroll costs in the 2013 fourth quarter. The ruling will also result in reduced payroll costs beginning in 2014.

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About Arcos Dorados
Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,993 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of September 2013. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

For further information, please contact:
Patricio Iñaki Esnaola
patricio.esnaola@ar.mcd.com
T: (+5411) 4711-2675
www.arcosdorados.com